UNITED STATES OF AMERICA

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13-A - 16 OR 15D - 16

OF THE SECURITIES AND EXCHANGE ACT OF 1934

April 8, 2004

AES GENER S.A.

(Exact name of registrant as specified in its charter)

AES GENER INC.

(Translation of registrant's name into English)

Mariano Sanchez Fontecilla 310, 3th Floor, Santiago Chile (562) 6868900

(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

The Registrant sent a letter to the Chilean Superintendency of Securities and Insurances, which requested information regarding the effects of the gas export rationalization program from Argentina, which was established by Resolution 265/2004 issued by the Secretariat of Energy of such country on March 26th, 2004. Attached is an English translation of this Letter.

TABLE OF CONTENTS

Page

- English translation of Letter	5

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AES GENER S.A.

Date: April 8, 2004 By :

Franciso Castro

Chief Financial Officer

Santiago, April 8, 2004

Office of Filings and information Services

Securities and Exchange Commission

450 Fifth Street, N.W.

Mail Stop 1-4

Washington, D.C. 20549

U.S.A.

Re: AES Gener S.A.

Form 6-K File N. 1-13210

Dear Sirs:

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934, we hereby enclose one originally executed copy of a Letter on Form 6-K with information about the effects of the gas export rationalization program. Such program was established by Resolution 265/2004 issued by the Secretariat of Energy of Argentina on March 26th, 2004. This Form is an English translation of the Letter sent in Chile on April 5th, 2004 to the Chilean Superintendency of Securities and Insurances.

Yours sincerely,

AES Gener S.A.

Francisco Castro

Chief Financial Officer

GG 096/2004 Santiago, April 5th, 2004.

S.V.S. No 4272

Mrs. Lucia Canales Lardiez

Acting Securities Superintendent

Superintendency of Securities and Insurances

Ref : Answer to Document No 02730 from April 2nd 2004.

Dear Mrs.,

It is our pleasure to answer the document aforementioned about the effects of the gas export rationalization program from Argentina, which was established by Resolution 265/2004 issued by the Secretariat of Energy of such country on March 26th, 2004.

In such respect, we are able to inform you as follows:

1. a) The production of Salta Power Plant, owned by the Argentinean subsidiary TermoAndes S.A., that supplies the Northern Interconnected Grid (SING), has been affected, because its gas supply has been restricted to 550,000 m3 a day. As a result of that, the production of Salta has decreased from 239 MW to 50 MW.

b) Nueva Renca Power Plant, owned by the subsidiary Sociedad Electrica Santiago S.A., that supplies the Central Interconnected Grid (SIC), uses natural gas in its generation process and it consumes a daily approximated volume of 1,650,000 m3 of the total volume of the firm gas supply and transport contracts subscribed with Consorcio Sierra Chata (composed by Petrolera Santa Fe, Mobil, Canadian Hunter and Atalaya Energy), Gasoducto GasAndes Argentina and Gasoducto GasAndes and Transportadora de Gas del Norte (TGN), respectively, for a full load operation (1,740,000 m3). As of today, this power plant has not been affected by supply restrictions, but this situation could vary by virtue of the criteria used by the Argentinean regulatory entity in the application of Ordinance No 27/2004 of the Fuel Secretariat of the Republic of Argentina from March 29th, 2004.

c) Both power plants are enabled to use Diesel 2 as alternate fuel. Nueva Renca needs to stop for 48 hours to make the necessary adjustments in its combustion system. If such plant runs with diesel, it would affect its maximum capacity that would decrease from 370 MW to 280 MW. Anyway, the operation with alternate fuel shall depend on its availability and the necessary logistics to supply both plants.

2. Currently in the SING, the lower generation of Salta is being covered by coal-fired plants. In our particular case, with Nueva Tocopilla power plant, owned by the subsidiary Norgener S.A., and with purchases in the spot market. According to the weekly scheduling of the CDEC-SING, the current spot price is US$21.5/MWh. Nueva Tocopilla (a coal-fired plant) has enough capacity to serve the contractual commitments of AES Gener and its subsidiaries in the SING.

  If it is become necessary to change fuel in Nueva Renca, this would lead to an increase of the generation variable costs from approximately US$13.4/MWh to approximately US$56/MWh.

4. AES Gener S.A and its subsidiaries aforementioned are assessing all the legal alternatives in order to contest the Resolutions issued by the Argentinean authority, as well as the reports received from natural gas producers that claim force majeure.

That is all we can inform to the Superintendency so far; however, AES Gener S.A. shall inform you and the market timely of all relevant information about this issue.

Yours sincerely,

Luis Felipe Ceron Ceron

Chief Executive Officer

AES Gener S.A.